Exhibit (a)(34)

Email to Employees Announcing the Extension of the Expiration Date of the Offer

Subject: Stock Option Exchange Program Extended
For Distribution on January 15, 2003

Dear i2ers

I wanted to make you aware that we have decided to extend the Expiration Date of the Offer to exchange your stock options to January 29, 2003. As of January 14, 2003, i2ers have elected to exchange option grants to purchase approximately 25,837,457 shares of i2 common stock but based on the recent holidays and the activities surrounding Sales Kickoff, we decided that it would be beneficial to our employees to provide more time to make a decision with respect to participation in the Offer. This extension means that you have until 11:59 (Central Time) on January 29, 2003 to make your elections. If you have already made certain elections, you may make modifications to your elections until midnight on January 29, 2003.

We are also making some minor clarifications to the Tender Offer—with respect to the Confirmation of Elections email and the reminder emails. The Web-based tool where you can access this new amendment to the Offer to Exchange as well as the other documents related to the Offer is located at the following address:
http://i2corpinet1.i2.com/finance/stockadmin.nsf/1/98BB35D3D6EDDAA486256C8E0057BECA?opendocumenthttps://cwwapp.i2.com/app/dept/stock/optexch/Login.cfm.

If you have any questions regarding the revised Offer to Exchange, please send a request via email to: optionexchange@i2.com.

Thanks,
Bob Donohoo, General Counsel